Exhibit 99.3

WANG & LEE GROUP, Inc. Announces Closing of $8 Million Initial Public Offering

HONG KONG, China, April 24, 2023 — WANG & LEE GROUP, Inc. (NASDAQ: WLGS) (“W&L”, or the “Company”), Hong Kong-based construction prime and subcontractor engaging in the installation of Electrical & Mechanical Systems, announced today announced the closing of its initial public offering (the “Offering”) of 1,600,000 ordinary shares at a price to the public of $5.00 per share. The aggregate gross proceeds of the Offering were 8,00,000, prior to deducting underwriting discounts, commissions and Offering expenses.

Boustead Securities, LLC acted as the underwriter for the firm commitment Offering.

A registration statement on Form F-1, as amended (File No. 333-265730), relating to these securities was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on March 31, 2023. The Offering is being made only by means of a prospectus. A copy of the final prospectus relating to the Offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. A copy of the final prospectus relating to the Offering may be obtained, when available, from Boustead Securities, LLC by way of emailing requests to offerings@boustead1828.com; or by calling 1-949-502-4408; or by request by standard mail to Boustead Securities, LLC, Attention: Equity Capital Markets, 6 Venture, Suite 395, Irvine, California 92618, USA.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About WANG & LEE GROUP, Inc.

WANG & LEE GROUP, Inc. is a Hong Kong-based construction prime and subcontractor engaging in the installation of Electrical & Mechanical Systems, which includes low voltage (220v/phase 1 or 380v/phase 3) electrical system, mechanical ventilation and air-conditioning system, fire service system, water supply and sewage disposal system installation and fitting out for the public and private sectors. It is also able to provide design and contracting services to all trades in the construction industry. Their clients range from small startups to large companies.

For more information on the Company, please log on to http://www.wangnlee.com.hk/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

WANG & LEE GROUP, Inc.

mgt@wangnlee.com.hk

Underwriter

Boustead Securities, LLC

Dan McClory, Head of Equity Capital Markets

dan@boustead1828.com